UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Quest Group International, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   74836L 108
                                 --------------
                                 (CUSIP Number)

                                 Craig A. Davis
                                  967 W. Center
                                Orem, Utah 84057
                               Tel. (801) 765-1301
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               (October 20, 2006)
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74836L 108

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    1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons
                Craig A. Davis
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    2 Check the Appropriate Box if a Member of a Group (See Instructions)
                (a) [ ]
                (b) [ ]
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    3 SEC Use Only

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    4 Source of Funds
                PF (1)
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    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
                Not applicable
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    6 Citizenship or Place of Organization
                U.S.
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                      7 Sole Voting Power
                            1,025,000
Number of           ------------------------------------------------------------
 Shares               8 Shared Voting Power
Beneficially                     0
Owned by            ------------------------------------------------------------
  Each                9 Sole Dispositive Power
Reporting                   1,025,000
 Person             ------------------------------------------------------------
  With               10 Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person
                1,025,000
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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   13 Percentage of Class Represented by Amount in Row (11)
                9.99%

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   14 Type of Reporting Person (See Instructions)
                IN
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

                             Introductory Statement

         This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2006 (the "Schedule 13D") with respect to shares of common stock of Quest Group International, Inc., a Nevada corporation (the "Company"). On October 20, 2006, Mr. Davis sold 1,615,000 shares of Company common stock in a private transaction. Except as referenced in the prior sentence, Mr. Davis has not bought or sold any securities of the Company since his initial Schedule 13D was filed. The following items of Schedule 13D are hereby amended and restated in its entirety.

Item 2. Identity and Background

         This statement is being filed by Craig A. Davis. Mr. Davis is a citizen of the United States. Mr. Davis has previously been principally employed as an officer of the Company. Effective October __, 2006, Mr. Davis resigned as an employee of the Company and is now acting as a consultant to the Company.

         The principal place of business and the principal office of Mr. Davis are located at 967 W. Center, Orem, Utah 84057. During the last five years, Mr. Davis has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Davis has not acquired any additional Company securities. As a result, he has not used any funds in connection with the acquisition of Company securities. On October 20, 2006, Mr. Davis sold 1,615,000 shares of common stock in a private transaction for $.02 per share ($32,300 total).

Item 4. Purpose of Transaction

         Mr. Davis sold the securities referenced above for personal reasons. Mr. Davis has also resigned as an officer of the Company and plans to resign as a director of the Company ten days after the expiration of the ten day time period following the mailing and filing of a Form 14F-1. Mr. Davis plan to appoint Mr. Matt Evens as the sole executive officer and as director of the Company in connection with Mr. Davis' resignation.

Item 5. Interest in Securities of the Issuer

(a) As of October 20, 2006, Mr. Davis owned beneficially and of record 1,025,000 shares of the Company's common stock, which constitutes approximately 9.99% of the outstanding common stock.

(b) Mr. Davis is deemed to have the sole power to vote and to dispose of 1,025,000 shares of common stock held in his name.

(c) Except as described in the Introductory Statement, which discussion is hereby incorporated by reference, Mr. Davis has not engaged in any transactions relating to the Company's securities during the past sixty days.

(d) No person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by Mr. Davis.

(e)      Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 23, 2006                                    /s/ Craig A. Davis
                                                          --------------------
                                                          Craig A. Davis

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